UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Retail Opportunity Investments Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76131N101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76131N101

1	Names of Reporting Persons Glenhill Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.8%
12	Type of Reporting Person (See Instructions) IA, HC

CUSIP No. 76131N101

1	Names of Reporting Persons Glenn J. Krevlin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.8%
12	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 76131N101

1	Names of Reporting Persons Glenhill Capital Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.8%
12	Type of Reporting Person (See Instructions) IA, HC

CUSIP No. 76131N101

1	Names of Reporting Persons Glenhill Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.8%
12	Type of Reporting Person (See Instructions) IA, HC

CUSIP No. 76131N101

1	Names of Reporting Persons Glenhill Capital Overseas Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,605,000 (consisting of 2,005,000 shares of common stock and warrants to purchase 2,600,000 shares of common stock)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.8%
12	Type of Reporting Person (See Instructions) PN

Item 1	(a).	Name of Issuer:

Retail Opportunity Investments Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3 Manhattanville Road
Purchase, New York 10577

Item 2	(a).	Name of Person Filing:

Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC, Glenhill Capital Management, LLC and Glenhill Capital Overseas Master Fund, LP.

Glenn J. Krevlin, is the managing member and control person of Glenhill Advisors, LLC, and is the sole shareholder of Krevlin Management, Inc. Krevlin Management, Inc. is the managing member of Glenhill Capital Advisors, LLC, which is the investment manager of Glenhill Capital Overseas Master Fund, LP, a security holder of the Issuer. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the sole shareholder of Glenhill Capital Overseas GP, Ltd., which is the general partner of Glenhill Capital Overseas Master Fund, LP.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

600 Fifth Avenue, 11th Floor
New York, NY 10020

Item 2	(c).	Citizenship:

See the response(s) to Item 4 on the attached cover page(s).

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

76131N101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a) Amount Beneficially owned:

See the response(s) to Item 9 on the attached cover page(s).

(b) Percent of Class:

See the response(s) to Item 11 on the attached cover page(s), which was determined by dividing the number of shares beneficially held by the Reporting Person by the denominator derived by adding the warrants to purchase shares of Common Stock held by the Reporting person to 42,152,391 (the number of shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2011); provided, however, that the exercise of the Issuer’s warrants held by the Reporting Persons is subject to certain limitations as per the Issuer’s Supplement & Amendment to Warrant Agreement dated as of October 20, 2009 (as filed with the U.S. Securities and Exchange Commission on October 26, 2009). As per such document, no person may exercise the Issuer’s warrants if, taking into account any of the Issuer’s common stock held by such person, and after giving effect to the proposed warrant exercise, such person will beneficially or constructively own shares in excess of 9.8% of the outstanding common stock of the Issuer. Therefore, the Reporting Persons report beneficially holding a percent of class of 9.8%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the response(s) to Item 5 on the attached cover page(s).

(ii) Shared power to vote or to direct the vote:

See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or to direct the disposition of:

See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or to direct the disposition of:

See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2012

GLENHILL ADVISORS, LLC

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin

GLENHILL CAPITAL ADVISORS, LLC

By:	KREVLIN MANAGEMENT, INC.
Managing Member

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	President

GLENHILL CAPITAL MANAGEMENT, LLC

By:	GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND, LP

By:	GLENHILL CAPITAL OVERSEAS GP, LTD.
General Partner

By:	GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

By:	GLENHILL ADVISORS, LLC Managing Member

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member